Exhibit (a)(5)(C)

Elevai Labs Inc. Announces Withdrawal of Offer to Exchange and Plans to Reassess

NEWPORT BEACH, Calif., November 22, 2024 (GLOBE NEWSWIRE) — Elevai Labs, Inc. (NASDAQ: ELAB) (“Elevai” or the “Company”), a leader in medical aesthetics, announced today that it is has withdrawn the previously announced offer (the “Offer”) to holders of the Company’s outstanding Common Stock (the “Common Stock”), to exchange up to 15,000,000 shares of Common Stock for up to 15,000,000 shares of the Company’s newly issued Series B Preferred Stock (“Series B Preferred Stock”), as a result of notice from the Depositary Trust Company (“DTC”) that due to logistical issues, DTC would not be able to accept the tenders of Common Stock. As a result of this withdrawal, no shares will be exchanged in the Offer and all shares previously tendered and not withdrawn will be promptly returned to tendering holders. The Company had intended to complete the Offer prior to a planned reverse stock split; however, unforeseen circumstances, including amending the offering materials in response to Securities and Exchange Commission (“SEC”) comments, caused delays. As a result, the Company has withdrawn the Offer to prioritize regaining compliance with Nasdaq’s listing requirements.

The Company’s obligation to exchange shares pursuant to the Offer was subject to a condition that specified the Series B Preferred Stock shall be eligible for deposit with the DTC. As shares of Common Stock tendered could not be accepted by the DTC and exchanged for Series B Preferred Stock, the Offer could not be settled.

The Company will access whether to commence a new exchange offer, though there can be no assurance that the Company will proceed with a new exchange offer or as to the terms thereof.

About Elevai Labs, Inc.

Elevai Labs Inc. (NASDAQ: ELAB) specializes in medical aesthetics and biopharmaceutical drug development, focusing on innovations for skin aesthetics and treatments tied to obesity and metabolic health. The Company operates a diverse portfolio of three wholly owned subsidiaries across the medical aesthetics and biopharmaceutical sectors, Elevai Skincare Inc., Elevai Biosciences Inc., and Elevai Research Inc. For more information please visit www.elevailabs.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov.

IR Contact:

IR@ElevaiLabs.com